SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

GRUPO IUSACELL, S.A. DE C.V.

(Name of Subject Company (Issuer))

BIPER, S.A. DE C.V.

MOVIL ACCESS, S.A. DE C.V.

(Name of Filing Persons (Offerors))

SERIES V SHARES AND AMERICAN DEPOSITARY SHARES

(EACH ADS REPRESENTING 100 SERIES V SHARES)

(Title of Class of Securities)

40050B209 (ADSs)

(CUSIP Number of Class of Securities)

Movil Access, S.A. de C.V.

Av. Insurgentes

Sur 3696 y Calle Nueva

Cólonia Pena Pobre

México D.F. 14260

011 52-55 5447-8900

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing person)

Copies to:

Patrick J. Dooley, Esq.

Steven H. Scheinman, Esq.

Akin Gump Strauss Hauer & Feld LLP

590 Madison Avenue

New York, New York 10022

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,000,000	$2,000

*	Represents the U.S. dollar equivalent of the aggregate cash consideration in Mexican pesos to be paid by the filing person for all outstanding Series A Shares and Series V Shares, including those represented by ADSs, calculated using the average of the exchange rates reported on each of the five consecutive business days ending two business days prior to June 12, 2003 by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of pesos and dollars, which was Ps.10.4975 to US$1.00.
**	Represents 1/50th of 1% of transaction valuation.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Schedule TO is being filed in connection with a tender offer in the United States (the “U.S. Offer”) by Movil Access, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States (“Movil Access”), and a wholly-owned subsidiary of Biper, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States (“Biper”), to purchase for cash (i) all of the outstanding American Depositary Shares (the “ADSs”) of Grupo Iusacell, S.A. de C.V. (“Iusacell”), a corporation organized under the laws of United Mexican States, and (ii) all of the outstanding Series V Shares (the “Series V Shares”, and collectively with the ADSs, the “Securities”) of Iusacell held by persons who are not Mexican residents. Each ADS represents one hundred Series V Shares. Simultaneously with the U.S. Offer, Movil Access is commencing an offer in Mexico (the “Mexican Offer”) to purchase all of the outstanding Series V Shares and Series A Shares (the “Series A Shares”) of Iusacell, including those held by U.S. residents, for the same price and on substantially the same terms as the U.S. Offer.

Item 1. Summary Term Sheet.

The information set forth in the U.S. Offer to Purchase, dated June 30, 2003 (the “U.S. Offer to Purchase”), which is attached as Exhibit (a)(1) to this Schedule TO, under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

The information set forth in the U.S. Offer to Purchase under the caption “Information Regarding Iusacell” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The information set forth in the U.S. Offer to Purchase under the caption “Information Regarding Biper and Movil Access” is incorporated herein by reference.

The information set forth in Annex I to the U.S. Offer to Purchase under the caption “Information Concerning Directors and Executive Officers of Movil Access and Biper” is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the U.S. Offer to Purchase under the captions “Summary Term Sheet,” “The U.S. Offer” and “Certain Tax Considerations” is incorporated herein by reference.

(a)(1)(iv), (ix), (x) and (xi) Not applicable.

(a)(2) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

The information set forth in the U.S. Offer to Purchase under the caption “Background of the Offers; Past Contacts, Transactions, Negotiations and Arrangements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the U.S. Offer to Purchase under the captions “Summary Term Sheet” and “Our Plans for Iusacell” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the U.S. Offer to Purchase under the caption “Sources of Funds” is incorporated herein by reference.

(d) Not Applicable.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the U.S. Offer to Purchase under the captions “Background of the Offers; Past Contacts, Transactions, Negotiations and Arrangements” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information

The information set forth in the U.S. Offer to Purchase under the captions “Certain Legal Matters; Regulatory Approvals,” “The U.S. Offer—Certain Conditions to the U.S. Offer,” “Past Contacts, Transactions, Negotiations and Agreements” and “Effects of the Offer on the Market for the Shares; Exchange Act Registration” is incorporated by reference.

(a)(1), (3) and (5) and (b) Not applicable.

Item 12. Exhibits

(a	)(1)	U.S. Offer to Purchase, dated June 30, 2003

(a	)(2)	Form of ADS Letter of Transmittal

(a	)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a	)(4)	Form of Letter to Clients

(a	)(5)	Notice of Guaranteed Delivery

(a	)(6)	Guidelines for certification of Taxpayer Identification Number on substitute Form W-9

(a	)(7)	Summary Advertisement, dated June 30, 2003, published in The Wall Street Journal

(a	)(8)	Press release, dated June 30, 2003, announcing the commencement of the offers

(d	)(1)

Acquisition Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V.*

(d	)(2)

Escrow Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., Vodafone Americas B.V. and The Bank of New York, a New York banking corporation.*

*	Filed with the Commission on Amendment No. 2 to Schedule 13D by Vodafone Americas B.V. with respect to Iusacell on June 16, 2003 and incorporated by reference herein.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOVIL ACCESS, S.A. DE C.V.

By:	/s/ PEDRO PADILLA
Name: Pedro Padilla Title: Vice President

Date: June 30, 2003

BIPER, S.A. DE C.V.

By:	/s/ PEDRO PADILLA
Name: Pedro Padilla Title: Vice President

Date: June 30, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	U.S. Offer to Purchase, dated June 30, 2003

(a)(2)	Form of ADS Letter of Transmittal

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(4)	Form of Letter to Clients

(a)(5)	Notice of Guaranteed Delivery

(a)(6)	Guidelines for certification of Taxpayer Identification Number on substitute Form W-9

(a)(7)	Summary Advertisement, dated June 30, 2003, published in The Wall Street Journal

(a)(8)	Press release, dated June 30, 2003, announcing the commencement of the Offers

(d)(1)

Acquisition Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V.*

(d)(2)

Escrow Agreement, dated as of June 12, 2003, by and among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc., Vodafone Americas B.V. and The Bank of New York, a New York banking corporation.*

*	Filed with the Commission on Amendment No. 2 to Schedule 13D by Vodafone Americas B.V. with respect to Iusacell on June 16, 2003 and incorporated by reference herein.